Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

November 18, 2022

On November 3, 2022, the YouTube account of DLTx reposted a previously recorded video of Washington Elite interviewing David Johnston (Chief Operating Officer of DLTx) at Puerto Rico at #HODLHERE, titled “David Johnston of DLTx at #HODLHERE with Washington Elite.” Below is a transcript of the interview.

Washington Elite: We are live here in beautiful San Juan, Puerto Rico. I have with me here, David Johnston. He is just on stage actually telling us all about the benefits of being here in Puerto Rico. So I know you've been in space a long time you came from Texas. Tell me a little bit about what spurred the move. And how long have you been here?

David Johnston: So I'm an old timer I got here in March of this year. And, you know, my friends have been moving for years. You know, Michael Turpin came in 2016, David Nambiar came last year, and I saw all the innovators and builders in the space really starting to gravitate towards Puerto Rico. I said, okay, I gotta [sic] check this out. So I showed up. And there was like, literally a crypto event every day of the week.

Washington Elite: Really?

David Johnston: Yeah, you know, 100, 150 people getting together and talking about the industry. And you know, I probably should have moved a couple of years ago, I really loved Austin, Texas. It'd be nice to be there. But it's still inside the US, right. And so it's so unique here where they can build their own laws and policies. And they've just made them super friendly to the Blockchain industry. And so if you're don't necessarily want to expatriate and have to move to Europe, Puerto Rico is pretty much the best deal that you can get, as far as keeping your US passport, and living somewhere that can really be a tech center. The big, the big misconception I had, before I came is I thought Puerto Rico was pretty small island. Right? If you've gone to like St. Kitts or something, there's like 50,000 people there. That doesn't really scale. But there are 3 million people here in Puerto Rico, about 2.5 million in the San Juan greater area. That's the size of Austin, Texas.

Washington Elite: Yeah.

David Johnson: All right, that's big enough to build the tech center, you can get developers, you can get engineers, you can build a great office, and really get people to move here and stay here. That's usually the challenge with like the Caribbean islands, somebody wants to visit for six months, they don't necessarily able to get their family to move. Right.

Washington Elite: Well, that's one of the things actually we were talking about last night with one of my, one of my colleagues here, and he was saying that, of course, people, you know, you have a big human resource.

David Johnson: Right.

Washington Elite: But people are developing, and then they're moving somewhere else to work. And so you seem to have become a pivotal person. And in bringing these people in here, or at least advocating to bring these human resources in here. How is that going? Is the government working with you? What are those relationships?

David Johnson: So, you know, I landed in March, and I called up my partners, and I was like, hey guys, we're moving to Puerto Rico. And they're like, okay great, we'll see you next week. And then one by one, they all moved here in April, May, early June. And so then I brought the wife, I brought the family, I called up my parents; hey, have you thought about where to retire and they moved to Puerto Rico. So, so far, I'm 100%, on moving people to Puerto Rico that I'm trying to convert. And I think it's because you know, it's just so compelling for people in our industry, who especially have a footprint internationally, right, the laws have gotten very complex and draconian, for if you want to own assets overseas, all the reporting, all the taxation, a lot of those don't apply to Puerto Ricans, because they're not US federal taxpayers, if they're bonafide residents here, the majority of the year. And so, you know, by coming here, effectively, it allows you to continue building in the Blockchain industry without having to sort of leave the sphere of the United States.

Washington Elite: Well it's really interesting, because obviously, it's guys like yourself, who move it forward, you know, and it's having these events and stuff like that, my first time to San Juan, first time to Puerto Rico, you guys know, I mean, a fairly decent sized following. I go everywhere, okay, you know, I've been all over the place, it's my first time to Puerto Rico. And this if we're able to bring companies here, and you have these favorable tax situation, I mean, I think I overheard you as you as I walked up, introduced myself, saying that all your friends left New York.

David Johnson: Yep.

Washington Elite: And, you know, New York can be a bit of a disaster if you're, if you're trying to grow in this type of business. So, so talk a little bit about what those tax advantages are.

David Johnson: So they have a program called Act 60. And it has different components. There's one to attract individual investors. And there's a 0% capital gains rate that they apply for effectively, wealth you build here in Puerto Rico, right, after you move. And some of your existing wealth can transition over, say, a 5, 10 year period, you sort of rebuild your bases, here in Puerto Rico. There's a different program for export services. And this can be people doing Blockchain consulting or code development, or anything like that. And it's a 4% corporate rates. Right? And you got to think about these aren't state level because there's no federal. Right? So that's your entire tax exposure. And so given in crypto, capital gains is so much of your exposure, it makes a lot of sense to be in a jurisdiction where they really reward you for hodling [sic] your crypto. Right. I mean, that's that's the conference, right? It's HODL here. That is literally the pitch, right?

Washington Elite: HODL here.

David Johnson: HODL here, right. This is a good place, we can HODL here.

Washington Elite: Yeah.

David Johnson: Exactly.

Washington Elite: I thought it was a great place to sit down with David Johnston.

David Johnson: Yeah.

David Johnson: So it's, you know, that's really compelling. But it's more than that. Right? It's the regulations too, is like, they're super friendly. The government, the house just said, okay, let's look at all the ways we can use Blockchain in, in the actual government agencies. Let's look at, they already categorized most of the crypto stuff as part of the export services, right?

Washington Elite: Oh wow.

David Johnson: So there's all clarity, like there's no gray areas, like, no, we want you guys here. And you gotta [sic] remember, New York kicked everybody out.

Washington Elite: Yeah.

David Johnson: In 2014, with a BitLicense.

Washington Elite: Yeah.

David Johnson: Like, do you have 30 million to get a license for your startup, nobody has 30 million for their startup, right, man.

Washington Elite: Nick Spanos is the only one, I feel like.

David Johnson: Everybody left, everybody left, right. And so we've been looking for a new home.

Washington Elite: Yeah.

David Johnson: And it feels like this is the home we've been looking for, and what I want to propose to you is that in the next 5, 10 years, this is basically like the Singapore for America; as America has become sort of more and more regulated at the federal level, you have to have a place where you have a testbed, right, and where people can freely interact, but still be part of the capital pool, and the network effect of the larger country. And so I see Puerto Rico becoming the most prosperous place in the United States.

Washington Elite: Wow.

David Johnson: Full stop. If they keep the current policies Act 60’s, already 5% of the economy, here in Puerto, and it's only been around for like eight years. And it's doubling every year right now. So in the next six, seven years, you could see it being half the entire island's economy. And so they're very happy about the reverse brain drain, right? The smartest entrepreneurs moving to Puerto Rico, for opportunity, whereas 40 years ago was the opposite. You'd go to New York, right for opportunity. Now everybody's leaving New York for opportunity.

Washington Elite: Right.

David Johnson: Right. And you can, where you going to go? You're going to go to Austin, you're going to go to Miami or you're going to go to Puerto Rico. But if you're willing to already relocate, and you're doing remote work anyway, right? You might as well come another couple hours on the plane.

Washington Elite: Save yourself a ton of money.

David Johnson: Yeah.

Washington Elite: A ton of money.

David Johnson: Well, and be able to stay in your industry and not miss out on this transformation.

Washington Elite: Everybody knows Brock Pierce made this his home. He was one of the first guys to really, kind of, put it on the map. I feel like, right?

David Johnson: Sure, after Michael Turpin,

Washington Elite: After Michael Turpin. Michael Turpin, he's like a legend, right.

David Johnson: He's like, he's like patient zero for Puerto Rico, Michael arrived.

Washington Elite: He's done a lot of work here as well as Bermuda. Some of the other places. We were just with him in Las Vegas. I was, I forgot the city. We were with him also in Dubai. David, brother David was with him in Las Vegas. And we're going to be with him tomorrow, again, I think, both of us. I'm sure you're speaking there as well.

David Johnson: Yeah.

Washington Elite: I'll be, I'll be speaking there as as well. So I'll see you on stage. So I want to wrap it up. I don't want to go too long here. But I really appreciate you sitting down. Tell me a little bit about DLTx.

David Johnson: So what we're doing is, effectively, infrastructure for Blockchain, right? It's like, okay, we operate Bitcoin mining facilities. Filecoin mining is basically data storage, right? And we deployed tens of millions of dollars of capital, is basically what we want to do is accelerate the adoption of these web three technologies. So we're based in Norway, of course, we can't be in the US.

Washington Elite: Right.

David Johnson: So we're, we basically did a reverse merger into a Norwegian company. I took my family office, I put my assets there. And we've now used that vehicle where anybody can buy the shares, right? That's a European investor and participate in, okay, we're mining Bitcoin at $3,000. Okay, we've mined Filecoin at, you know, six, seven dollars a coin. That's a lot better than it could buy it on the market. Right? So it's like giving the average person access to exposure the industry. So you think about like, Google, was like a 50 year bet on the internet.

Washington Elite: Right.

David Johnson: If you thought the internet was going to grow and maybe succeed, you wanted to own Google shares, right? So we're trying to position DLTx as that for Blockchain.

Washington Elite: Nice.

David Johnson: Right? We're not just Bitcoin mining. We're not just Filecoin. We're going to do this with each protocol that we think is going to disrupt these old dinosaur industries, right? I mean, you look at amazing things that are happening in bandwidth with things like Helium, right? The nodes are spreading all over the world. And I don't see there being a Verizon in 10 or 20 years.

Washington Elite: Right.

David Johnson: I see people running the infrastructure themselves, and being rewarded for running that infrastructure.

Washington Elite: Yeah.

David Johnson: That's where we're headed. So if you believe in that thesis, like one by one, Blockchain is just going to replace all these old centralized institutions, that's what we're all about. So, we hire the engineers, the technologists directly, we run all of our own operations. We're effectively a technology company that only works with protocols.

Washington Elite: Okay.

David Johnson: And let me tell you, protocols are wonderful partners, they pay on time, the block rewards are predictable. Like, you always know what you're doing and how you can build and scale. So that's our whole thesis, is, we don't want to do business to business. We want to do business to protocol, right, and build more DAOs, build more decentralized infrastructure.

Washington Elite: I mean, protocol is the buzzword. I know, you see it, even if, people thinking about changing the names of the company and everything. It's like, well, let's be a protocol. What does that mean? Well, I'm not sure but, protocol. Everybody wants to be a protocol.

David Johnson: Right.

Washington Elite: So that's pretty interesting, that you said that.

David Johnson: Well, we've come a long way since I wrote the paper for decentralized applications in 2013. And I defined it as four things, right? Is it open source? That's the prerequisite, right? Is it a peer-to-peer network that anybody can participate in? Does it have a Blockchain back end, so we have transparency and permanency of the records? And do you have a token to incentivize the behavior, right? And so that definition really caught on, because it's like, okay, this is how I separate the signal from the noise, the people that are like Blockchain in the name only, right? There's a lot of those projects, like no, no, no, do you do these four things? Like, you know, is it open for anybody to participate? Does the community own it through a token? Like, that's my definition? And I think that's a pretty fair definition. And people ought to sort of strive for that, even if they don't like start there, they should strive for those principles.

Washington Elite: Well, it's super interesting, guys. You just heard him. 2013, he wrote that paper. Where do people find it and what's your website? How can people find you?

David Johnson: So we're DLTx.com, I served as the Chief Operating Officer and yeah, just google general theory of decentralized applications, and you'll see my GitHub repo. So yes, of course, I put the paper on GitHub. And the cool thing was people would fork the paper, make improvements, and then I would merge them back.

Washington Elite: And it's awesome.

David Johnson: As they're like, the community started writing. It's really, really got better over time. So yeah, great hanging out.

Washington Elite: Thank you so much for coming on. Have a great week out here, and we'll be back very soon.

David Johnson: See you guys.

On November 3, 2022, the YouTube account of DLTx reposted a previously recorded video of an interview titled “DLTx Talks Digital Asset Mining with Kyle Ellicott.” Below is a transcript of the interview.

Kyle Ellicott: All right. Hi, everybody. Welcome back for another breakdown of DLTx with two of the greatest minds in the entire Blockchain and digital assets industry. If you don't know these two individuals, you're about to here in just a moment. I'm your host today, Kyle Ellicott, I am joined by James Hash and David Johnson. Gentlemen, before we get into introductions, we’ll actually save those for the ends as we were continuing this series, so everyone knows who you are, but I want to jump into today's topic. Last week, we covered a little bit about what is the LT x what you both have done to create this great company that you're building, and the team within and the future of the industries that you're focused on. But today, I want to talk about mining. Mining has created a ton of conversation throughout all areas of the industry, to governments, to countries and so much more around the world. And one of the biggest topics in that conversation has been energy usage, and more importantly, around environmental impact, or as some people have referred to it as the ESG conversation. So, for our listeners, environment, social, and governance, and what the impact of mining has on all three of those. So, James, I want to kick it off with you. What is this debate all about? Is mining really having an impact on the environment? And for future reference for listeners mining, we are referring to that of digital asset mining and the industry surrounding it, James, kick us off?

James Haft: Um, you know, I think it's a, it's a two-part question. Because the mining originally was around proof of work where the security of the network was, was created by the expense and difficulty of creating of answering questions or burning electricity. And the industry has moved on to other more sophisticated methods, which are proving to be as attractive to the market, which is you know, proof of stake, there's proof of humanity, there's proof of honesty, there's proof of proof of existence, there's proof of, of, of, of storage. So, you go you go on that we really, really moved on from that. So, I think that A. to the extent that it was a discussion, it's actually changing away from this Proof of Stake proof of work concept. I think even when you look at proof of work, which honestly is my favorite still, as the most secure, robust way to secure a network is to make it expensive for people to spoof and be bad actors. But having said that, I think the argument really is one of these typical human experiences where people decide what they want to say first, and then they come up with reasons as to why. And so, if you look at mining, for Bitcoin, which is the number one Blockchain it's the number one proof of work, it's the number one consumer of electricity in the Blockchain space. The reality is that most of the electricity used for Bitcoin mining is actually renewable. And there's a lot of reasons for this, both the causal arrow actually runs both ways, in this in this equation, because Bitcoin is the bet is the most effective, most efficient, and easiest way to store and move electricity. So, all of a sudden areas of electricity, which were, which were unable to serve humanity, are now brought into bearing. And those are tend to be renewable sources of you know, geothermal, wind, solar, volcanoes, you know, underground, you know, steam vent, you know, all these ways that we're in Iceland, or in or in Africa, or in remote parts of Asia, can now actually generate value and generate electricity in ways that are not harmful to the to the earth and allow people to accumulate value in ways that they couldn't previously do. And so now you have areas of Africa and Asia, and around the world who can actually participate in a world economy without being subjugated to the dollar to the supremacy of the dollar, and can have a chance to have a universal basic income on a global scale, where they can basically take their resources and turn it into electricity. So, I think that it's a nuanced argument, I think, yes, it does take electricity. It takes electricity to run the internet, it takes electricity to run a telephone network, and it's going to take electricity to run our, you know, our source of value and truth. Just like it takes electricity to create dollars and to run banks and to run investment banks.

Kyle Ellicott: That's a very, very good point. And I want to come to you next, David, James mentioned Asia quite a few times. And of course, we're talking about the mining industry and for those who may not be aware, there has also been a lot of calls conversation and general policy changes that have led to a shift in the mining landscape where miners have left or started to begin migrating from Southeast Asia to elsewhere. What impact could this have on the industry's future as these policy changes have led to this migration of miners elsewhere?

David Johnston: Well, I mean, the way I would sum it up is to quote the Nomad capitalist, which is people go where they're treated best. And the sort of governance and regulatory uncertainty in Southeast Asia has been driving people out of those jurisdictions towards Western jurisdictions in North America, in Europe, to places where they were stopped respect things like property rights, and there's sort of a more stable approach, when it comes to governance of you know, electricity rates, and all these things. You know, back when Bitcoin mining was the Wild West, and people were, you know, throwing up rigs, and they were only being used for three months, or six months before you had to replace some of the next one. It was very, you know, sort of temporary in nature. And you can effectively operate anywhere, but the industry is shifting to professionalized large operations that have big footprints, and we're talking 100-million-dollar data centers, and the equipment lasts for three or four years, right. And so, all of a sudden, they're sort of an asset that can be captured, right. And if you have a local official decides that that's his data center, and not your data center, all of a sudden, it's less attractive to be in a jurisdiction that sort of has that wild west approach. And so, we're seeing this shift, you know, we've always focused our Bitcoin efforts in North America, all of a sudden, North America has gone from a few percent of the network to north of 20- 30% of the global Bitcoin Hash Rate. So, I think that trend will continue as we go forward, and people will go where they're treated best.

Kyle Ellicott: Thank you, David, and you want to dive into something big. Speaking of the mining industry and being treated best, you both as DLTx, just recently announced a very unique partnership and project in the mining industry. You've told me a little bit about it, I've read the press release, can you share a little bit more with those that are listening today on what this is and how big this is for the mining industry going forward.

David Johnston: Sure. So, in short, DLTx is getting into Filecoin mining, We're big proponents of the protocol. We've been working with the community for a while, our tech team has been involved since like, before, there was a main net back when it was a test net. And so, we're really excited to you know, have finalized this this project and announcement with Genesis that are providing about $20 million dollars of capital to the project. We've also brought in other investors and, and partners into this, and really allows us to become one of the largest miners of Filecoin, globally, but certainly we're expecting to be the largest over time in North America is one of our goals, right? So, this is sort of a great project, because it is an example of something that doesn't require a lot of electricity, right, the amount of electricity used by hard drives and storing data on the cloud, which effectively what Filecoin is, is radically less than Bitcoin, but it's really moving into a whole new use case, right, we're competing with an AWS and Filecoin is far cheaper than using AWS already. And so, we're seeing this huge growth of people moving towards Filecoin. And we're really excited about the protocol in general. So, sort of continuing our mission and vision of providing that infrastructure for large public blockchains. That's what we want to do pick the best blockchains go out there, build out these operational teams, get them massive funding, and then go build out that public infrastructure for blockchains.

James Haft: I think that it's important to understand that there's more to the Blockchain world than Bitcoin. And if you look at the public exposure of what's available on the, on the public markets, it's Bitcoin, Bitcoin, Bitcoin, and a little bit of Ethereum. Right. And so, what we're doing now is we're really trying to be an agent of change, to get the world to recognize that there's a broader investment opportunity here and to be an ambassador for that change. We expect people to follow us that, you know, that's, that shows that we have something interesting, we're not worried about competition. We expect competition and you know, honestly, that's how you keep yourself honest, and keep yourself motivated. But you'll see that we're going to look at other protocols as well. And that really goes with our mission of becoming over time, the flagship investment vehicle for me public markets for family offices, institutions and retail investors to have a play in the new digital economy and we intend to be, you know, the easiest option for them. And the and hopefully have the highest name recognition for companies for people that want to make these investments.

David Johnston: I compare it to, you know, if Google became the proxy of you know, your 50 year bet on the internet, we want DLTx to be people's proxy and 50-year bet on public blockchains.

Kyle Ellicott: Love it, James. David, thank you both very much. I know today was short and sweet around mining, but I think it gives the audience a good view into both your views and the view of just generally what's happening in the industry. James, where can everyone go to learn more about DLTx in general and connect with both of you.

James Haft: DLTx.com is the place to learn about us. We're publicly traded on the on the Oslo bourse. Our ticker is DLTx if you're interested in investing, and DLTx.com is our website and everything we do there, and all our perspectives are there.

Kyle Ellicott: Wonderful. David. James. Thank you both very much, everyone. Have a great day and we'll talk with you soon.

On November 3, 2022, the YouTube account of DLTx reposted a previously recorded video of an interview with James Haft (Chairman of DLTx) titled “New To The Street Interviews DLTx Chairman James Haft.” Below is a transcript of the interview.

Jane King: James Haft is an investor and an expert in the Blockchain industry, and also the founder of Crypto Mondays, which I've been to a few times. And, James, good to see you again. We've been friends for years. So let's just talk about the Blockchain industry and how you see it right now. It's been, I feel like there's been super fast growth. We've hit kind of a rough patch this year. What's your take on the industry right now?

James Haft: Well, you know, the blockch-, it's very interesting the Blockchain is not the technology that's changing the world, what's happening is that we as humanity need a change, we need to decentralize, we need to start to have peer to peer relationships. Politics are not working, and the economy isn't working, you know, education systems, not working, the economy is not working all these things we know it, and people are trying to figure out. We know doing more of the same is not the answer. That's, you know. And so I think that what's happened is we're looking for a way to break around and break through these formats, these templates that we have that, where you keep pushing the same button that we don't get the result. And so the idea is, how do I start to deal with people individually? How do I stop depending on these people that I know are not dependable for me, these centralized authorities. And so Blockchain and distributed ledger technology enable you to have permission-less transactions where you don't need trust, because you have truth without trusting in blockchains, that offer transparent access to information. So you no longer need to get the opinion of another person.

Jane King: Right. Well, I totally agree with you. But I feel like maybe the technology isn't there yet. Or maybe the education isn't there yet for this to really be mass adoption. So what needs to happen for the we see this mainstream?

James Haft: So great question. You know, this focus on mass adoption is kind of like a distraction. The technology is not where it's going to be in 10 years, it's just where it is today. And that doesn't mean that it's far enough, we're not far enough. It just is a fact of where it is. And it's certainly robust enough to enact change for us. Scalability is an issue in terms of, because all of a sudden, instead of accessing people on your block or within your community or within your country, now you're automatically instantaneously addressing the world, right. And so that's scale, that degree of scalability is not just technical, its cultural, its linguistic, its legal. And so there's all these different things you need to break through to get to scalability. If you look at how Blockchain is being adopted, it's being adopted much faster than the internet was adopted in the 1990s. And remember how breaking that was. But and you also have to add that to the concept that everyone thinks that we are far along or that that Blockchain has already happened. And the truth is, we're in the bottom of the first bottom of the first inning, there isn't really even a killer app yet, that uses the technology. And everyone knows it's not the technology that drives the adoption. It's the killer apps. That's what we learned from iPhones. And you know, from Steve Jobs, where's the killer app, right?

Jane King: Right. That’s really what brought the, brought the apps.

James Haft: The killer app was Excel and Microsoft Word for the computer, right? The killer app was ecommerce was was was credit cards and getting through transactions. You know, the killer app for cell phone, for wireless communications was the cellphone network. So, we need to have a killer app, which we don’t really have yet.

Jane King: Yeah. Do you have any idea what that killer app might be?

James Haft: I think actually, the one that's that, in my mind is going to be social media. I think this idea of how our social media is controlled and abused by governments and by individuals and by states is unacceptable. And I think that we're understanding it’s leading us down the wrong path. So so core to the to the ethos in the in the distributed ledger world in the Blockchain world, is that you have to own your own identity, you have to own your own value, and you have to own your own information. You have to own your own relationships. And so until we have that level of self-sovereignty, we're not gonna [sic] be able to reverse the trends that are happening. And I think that a cryptographically, protected, distributed ledger, social media platform will will come about that will start to be the first killer app.

Jane King: Maybe Elon Musk will do this with Twitter. You know he’s a Dogecoin fan?

James Haft: Don’t get me started, no. If Elon Musk is the answer we are in so much trouble.

Jane King: Let's talk about DLTx. So you, that's your company? Tell me what, because you're really working on this kind of technology. Right?

James Haft: So I founded a company with some partners, to basically build the infrastructure, the networks that are required to support permission-less, D3 [sic], decentralized, web three decentralized transactions, because you need to have you need to have the actual bandwidth, computing power, storage space, and conductivity in order that are that are decentralized and permission-less in order to have these future platforms which will enable us to behave on a peer to peer basis. And so we're focused at DLTx on currency, which is Bitcoin. On on storage, which is Filecoin. On relay, which is how your information moves around the internet on a network called Pocket Network. And we're about to announce that we have a DWi [sic], or a decentralized wireless division, which is going to start to focus on Helium, and certain other similar type platforms. So the idea is that we will have a stack of, of networks that will, that will grow as decentralized transactions grow over time,

Jane King: and in all different kinds of industries too, so,

James Haft: well, because we just, we know that you're going to need the, when you, we don't care which DAP wins, we don't care which one is the killer app, we just know that when these apps come along, they're going to need decentralized Wi Fi connectivity, they're going to need decentralized routing, they're going to need decentralized storage, by decentralized, what I mean is permission-less systems, where the founder, the creator of the content maintains ownership and has determination about who can see it, and who can use it, and who benefits from it, and how the value of that system is shared with the participants in the network.

Jane King: Now, the exciting part is you're going to be bringing some of these companies, to New, to the Street, to the show on at Newsmax, and Fox Business and Bloomberg. And we're going to help educate the world about Blockchain and what you're doing.

James Haft: So yeah, I'm lucky enough to have roots in the past with the founders of New to the Street. And we're going to have a, I think, a series we're not sure what the what the regularity is, but a series recurring over time, where I'm going to bring Blockchain and DLT companies to you. And that we’ll sit and talk and be able to do it from an educational perspective. So people can see under the hood, what's happening, because what's happening now is it's already significant. It's already happening. We just don't realize it yet. Humanity doesn't realize things are happening until after it's over. And so I'd like to show under the hood a little bit how the sausage is made, so that people can understand where the opportunities are.

Jane King: No, I think I think that's awesome. And the more that we can tell people about it and let them know of some of these up and coming companies and educate them on this whole industry. I think it's a great idea. Looking forward to it.

James Haft: Thank you.

Jane King: Thank you so much James.

On November 3, 2022, the YouTube account of DLTx reposted a previously recorded video of an interview with James Haft (Chairman of DLTx) discussing creating value in the open blockchain economy, titled “DLTx with Beyond Enterprizes at CoinAgenda, Monaco 2021.” Below is a transcript of the interview.

David Orban: Thank you very much for being here with us. Please tell me your name and your affiliation.

James Haft: So I'm James Haft. I'm the Executive Chairman of DLTx, which is a listed company in Norway on the Norwegian the board. So DLTx.OL is our symbol. We're the first company that listed publicly which represents a portfolio of assets in a distributed ledger technology space.

David Orban: So the public markets have been wary of Blockchain and distributed ledger technologies. Why Norway? And what was the reaction?

James Haft: So just to give us some context, for the last 30 years, I've focused on emerging markets and creating access for investors to opportunities that otherwise represent new asset classes and really at the beginning start as alternative investments and then become mainstream. And over 30 years I've worked in China and Russia and Latin America with major investment banks, right, started to develop the methodology for how international, how international investors participate in these blue ocean opportunities. And in 1996, I realized that while I loved working in the emerging markets that, physical markets like China where I ran corporate finance for Bear Stearns and listed the first company in China to list on the New York Stock Exchange, I realized in 1996 that a bigger opportunity was in front of me. And that was to look at the digitization of information and the impact it was going to have on businesses, on humanity, on religion, on society, on the economy, really how it’s going to rip through our whole lives, very much like Andreessen said, you know, software’s going to eat the world and I thought digitization of information is going to eat the world, is going to change us to enable new methodologies of communication, new methodologies of forming consensus, and new ways to address the obvious issues that humanity's been having for the last three decades, which are now becoming so much, so, present and boiling to the surface that you can no longer ignore them, where, but they've been there for 20, 30 years as as concepts that have been boiling up and, you know, tampering being tempered down by people wanna [sic] keep the system the way it is. And so I looked at emerging markets and I realized that there were patterns and there's a lot of academic work done on these patterns on how the markets develop and the markets tend to develop in a really interesting way where you have one asset or company or a person who jumps up and gets all the mindshare and gets way overbought, and then people realize it’s overbought in your head and it collapses and then two or three people come in because it’s a movement, it's not a it’s not an individual, and two or three companies go in. So Bitcoin, Ethereum and Bitcoin and they crash again because they get overbought, everyone gets ahead of themselves and oh my god, this is never going to work and the government's going to make outlaw it, but it’s the same for China, when they’re going to outlaw China, we can’t do business with China, they’re communist, you know, all these things that happen. You know Russia, never do business with Russia, and all these things are the same patterns and fractals. And so then that's the second collapse, then you go back and again where all of the sudden each step is higher and higher, with more and more companies involved and all of the sudden a community starts to form and there’s several companies, and there's several investors, and there's several markets, and then that starts to build and get regularized, and then turns into a normalized market over time, with different in different timeframes, but timeframes that are becoming compressed more and more because of the way humanity has learned to communicate better and have tighter communication infrastructure over time. And so I realized that the emerging market, the one that I wanted to focus on was the digitization of information and so in 1996 I formed a company just to for to devise and work with those companies and I’ve been lucky and a lot of people told me that I was wrong, that you know, that “What do you mean a business to support businesses that digitize information, that's not a business,” right? And now people say to me, “What are you talking about? That's every business,” right? And so being early looks a lot like being wrong, you take a lot of, you know, arrows in your back while you're trying to run through. But at the end of the day, I think, you know, that I that we called it well, and I stuck with that concept and was able to move over towards the Blockchain and distributed ledger world in 2015 when I started to understand Bitcoin, and I started to understand smart contracts through Ethereum and I started to realize that we really were getting to that point I'd been waiting for 20 years. A lot of my thought is influenced by science fiction. And anyone that knows me well knows it's hard to have a conversation without my mentioning Neil Stevenson, who I believe has seen all this coming for 30 years, specifically a book called “Snow Crash,” where he predicted metaverses where we have algorithmic-driven avatars that perform several parts of our lives simultaneously, so that we as can humans can break the time and space continuum and start to actually be in several places at once and can be transacted in several ways at simultaneously, and really get to a concept of abundance over exclusion, and where we really are no longer limited by time, which is the one limit that all humans have right now.

David Orban: Tell me more about DLTx, what is the business model? What are the various components, at least today?

James Haft: Going in line with the concept that we have avatars and that these digital organisms are really in lot people just the way corporations are people, right, so corporations are not people, but under the law, they’re people, right? When you get beyond the law and you get really toward what’s happening in the world right now these DAOs these platforms these protocols, that are just, they behave in a predictable, algorithmically-driven manner. And so we at DLTx look at the ways that the protocols are built and the way and the actions that they will do given our inputs to those systems. And then we build financial opportunities based on the predictability of those interactions. So it’s very much like when you’re playing bridge and the dummy hand comes out. Now the dummy hand’s there. It's published by everyone, it’s an open ledger, right? And then I sit there as my partner being the dummy, and I can now programmatically play against that hand against my two opponents. So what we do is we find protocols that we believe are significant impact will have significant impact in the world, and that will have legs over time and have hundreds of millions of users that represent important players in the global economy and society. For instance, Filecoin, which we believe it will be very significant, basically as the Bitcoin for distributed file storage. We believe that censorship proof file storage is going to end up becoming a core need, and right, of humanity and of corporations, and that Filecoin is most likely the one that’s going to provide that platform. And then we look for platforms where their token value has preceded the true value of where the network is at that moment in time. So what happens is Filecoin comes out, everyone gets excited, it goes to 5 billion, they don't have enough nodes to support 5 billion, they don’t have enough business, they don’t people don’t even know who they are. But the people in the know are willing to bet it forward. And now Filecoin has an interesting dilemma. They have a $5 billion market cap, they have a foundation with you know hundreds of millions of dollars in it, but they don't really have the network that represents the reality of where they need to be. And they are essentially now in a race. And this happens vertical by vertical, I’m just using them as an example, they’re in a race now to fill out their their their nodes on their network. And to be robust, to be well known, to be used and to be habituated into people's activities and they’re in a race. They’re against, and so, what they do is the protocols build themselves or are programmed so that they overcompensate early participants we’re willing to take a financial risk and have the technological savvy to build on their network to contribute computing power. And to generate the base token in in in as a reward for building up the network for the protocol, because they protocol doesn’t exist, it has no arms and legs, there’s no human there. And so it needs to incentivize the activities of others to build itself out. And so during that phase, these protocols and, you know, Bitcoin is the same thing with early paid out a lot a lot more Bitcoin per transaction, and it's halvening [sic] every four years. And with being reduced through difficulty. Right now, Filecoin, and a lot of other protocols are in this point, where they’re overcompensating. So we put together arbitrage opportunities where we we intermediate between the capital markets and investors and the protocol and the development of the protocols, nodes and capabilities and receive back a remuneration from the protocol for the activity, which when compared to classic returns in the capital markets are huge.

David Orban: You describe the network and how it needs support in order for your arbitrage to complete. Does that mean that you need to operate network nodes as well?

James Haft: Yes, we are not a fund and we are not, we're not, you know, private equity. We are an operating a technology operating company. We have significant people, real estate and machinery, which is in the business of, you know, 24/7 generating cycles, which produce tokens, where we believe that the value of that token is at least 10 times the cost of what it costs for us to produce it.

David Orban: And do you think that there is value in a vertical integration where the Filecoin protocol is to support through operating the nodes will develop slowly but surely, second, and third layer applications on top, where you could also play a role, or the opposite strategy where you will take the existing infrastructure that you build and you provide the network capacity to other protocols instead?

James Haft: Yes. I think that I'm not smart enough to know the future that well, that certainly we need to make sure that the protocol is used, otherwise, we'll be sitting with a lot of empty computing power and storage. It's already being used already being adopted faster than expected. However, it's a very lucrative business to be actually running to be competing with AWS, as opposed to just generate the tokens, and it’s a different distinctly different business, generating the tokens to build a network than it is to market storage to corporations. And so I'm a decentralist and I'm a volunteerist [sic] according to my partner, David Johnston, so volunteerist [sic] means I believe that you build systems that people volunteer into and can volunteer out. So you don't build talent, you work with the carrot, not the stick. And so you build something that's so attractive, that people want to come in, it's robust, it's accessible, it's inexpensive, it's reliable, and that attracts people, the truth is once people are on your network, storing data, it's almost impossible for them to leave because you start to depend upon it, think about your Dropbox or your GDrive, when’s the last time you took something out, when’s the last time you even considered not paying the bill. So it's a very sticky activity. So right now, I would rather see a world where we just generate where third parties build those layers and we build and there's hooks that other people build to serve themselves, I’d rather see that demand pull, but I believe that's the definition of a more healthy community in the new capitalist environment that's presented by the Blockchain world. Having said that, we may open a division to market the data or partner with people specifically to market the data. But I would do that in a way where we compete openly and where we actually help in a co-op-petition kind of bottle or where the idea is to make sure that we have the success of the community rather than to pulverize in the military fashion in the old style, of how you go after your competitors. We would rather be part of a community that's providing these services and has likemind.

David Orban: As a decentralized standard and volunteerist [sic], is there a contradiction in you being at the helm of a public company which is completely centralized or it is a stepping stone in a direction that is more consistent with your views?

James Haft: So I revel in the cognitive dissonance of that concept, there's no question that our logical, psychological and philosophical conflicts that we could talk about, in that aspect. In a perfect world, I think we would spin up as DAO’d [sic] decentralized autonomous organizations, and that we would have beautifully democratic and fair and balanced consent, consensus methodologies. And the will of the people would be pure and represented by their by these by these pristine organizations. However, we don’t live there. And we live in a place where there is history and there is legacy and there is stickiness, there is friction, and there are doubters and, and so there's a transition period. Nobody really likes to see how the sausage gets made. But you probably like eating it, right, and so I look at us as being part of the transition. I look at us as being early and the tip of the sphere to try and experiment with how we can use these new technologies to serve the needs of the people. The needs of the people don't change. The technology changes, the politics change, what we learn about science changes. The people stay the same, people do the same thing now that they needed 3000, 5000 years ago, you know, Maslow's pyramid hasn't changed since he invented it. And so I believe there's benefit in moving towards a less legalistic society where math replaces law, because math is law. And that if we can get to a point where we're based upon algorithms and algorithmic certainty, it means that we can share information openly without questioning each other. And without need, we can have truth without trusting. I don't need to do all the things that government does to quantify and certify and ratify transactions. Because in a world where everything’s open an open ledger, you're able to actually determine to protect yourself easier.

David Orban: And as a as a public company that’s based on digital ledger technologies, there are a lot of opportunities in one place called the back booting. And I don't know what the regulator in the Nordic stock market is open to and what's your dialogue with them, potentially is but you know, the traditional function of auditing and quarterly reports and shareholder communications, investor voting rights and a very large number of functions can be actually upgraded with with the Blockchain technologies. Have you had a dialogue with the local regulators about any of this?

James Haft: Not yet. We're a young company, we only took control of this entity in April of this year, so six months, and that opportunity is there. But people are afraid and you know, and the regulators don't want to make mistakes so they'd rather move in incremental marginal fashion. I hope that were part of a healthy dialogue. We respect the laws of Norway. We want to be the model citizen in the Norwegian system for both the regulators and our shareholders. And we'd like to be an agent of change to evolution rather than revolution. We don't need to change everything overnight. But if there's ways that we could digitize and create better systems, which are more open, which are more fair, I think that Norway will be open that. Norway is a very interesting society of egalitarianism and openness and really a sense of a country as a family. And I think that we fit in that the founders came in together to merge with a company in Norway, that we acquired, I think we all share the idea of family and responsibility to the collective. And the question is, who is the collective? Is it your wife? Is it your family? Is it your extended family? Is it your city? Is it your country? Or is it the world? Or is it the universe? And so you really need to figure out who that collective is and how you do it. Everybody serves somebody, right? And so we look forward to be part of the dialogue. We have not yet really opened it up. And we're trying very hard to make ourselves look like every other public company from the outside looking in. We are audited, we file our reports, we have full transparency. We actually like to have more transparency than I think it's normal for a public company because we believe in radical transparency. But you need to do it within the guidelines, and you know, and then try to improve the guidelines to bring up the level of the water with everybody together.

David Orban: Thank you very much. This was wonderful conversation and good luck with your next steps.

James Haft: Thank you, I appreciate it, thank you.

On November 3, 2022, the YouTube account of DLTx reposted a previously recorded video of Market Rebellion’s Jon Najarian interviewing James Haft (Chairman of DLTx) at CfC St. Moritz, titled “DLTx Chats with Market Rebellion at CfC St. Moritz.” Below is a transcript of the interview.

Jon Najarian: Hello, folks, I am Jon Najarian and this is crypto conversation with the chairman of DLTx, James Haft. James, welcome sir. Great to have you on the show. I've heard great things about you. I eventually met James at Blockchain week in Puerto Rico at the coin agenda, I think, where he and David Johnston, where they're just doing a bang up job explaining exactly what DLTx does. And I think people were kind of blown away by it, so great presentation there. We're here at CfC St. Moritz, and people are also blown away by what James has been telling him here at CFC. So James, give us a little bit about your background because I think in many ways, we have similar backgrounds—yours was at a higher level. I was a floor trader. He's an investment banker. But nonetheless, I did clear Bear Stearns, by the way, so tell us a little bit about your beginnings in finance and so forth.

James Haft: Well, I, you know, I like to say I'm a recovering investment banker. David Johnston, my partner always gets upset when I say that because the truth is, I really am a decentralist who believes completely in, in the new economy that's being formed, the decentralized economy, which is powered by the, you know, by cryptographic assets and digital assets. You know, my background was investment banking, my background was specifically emerging markets investment banking, looking at new markets, and how do I bring access to the opportunities represented in those investment arenas back to US and global institutional investors. So I started out in Asia, where I ended up running corporate finance for Bear Stearns in Hong Kong. I took public the first company in China that was listed on the New York Stock Exchange, which was a motorcycle company. And very interestingly, the deal that we did in China and the structure that I used to get over the legal issues for, for listing Chinese assets in United States are very similar to what we're doing today with creating access for institutional investors to invest in cryptographic assets, in crypto and digital assets. And so what we did historically, in 1991, for Ek Chor China motorcycle was I took the, the equity of the Chinese company, which was illegal for US people to hold it in China, and illegal for Americans in the United States to have it as an asset—was outlawed on both ends. I took that, those shares, and I put them into a BVI holding company. I took the BVI holding company, I put the shares into a holding company in New York, and I floated the New York holding company on the New York Stock Exchange. So the US investors had invested in the US company, the Chinese company was owned by a BV, BVI entity, and so there was no crossover between jurisdictions. So you didn't have the US and the Chinese systems conflicting with each other or having to worry about jurisdiction or sovereignty. And we're doing the same thing now with creating opportunity for investors in the institutional and retail environment to invest in a public company that offers the retail investor crypto returns in a liquid, transparent, regulated investment.

Jon Najarian: That's DLTx in a nutshell, folks. That's going to do it for us from St. Moritz.

James Haft: Got to go.

Jon Najarian: Not quite. You have such an interesting history, James, of all these different things that you were doing that brought you to the point where you could see the vision that ended up becoming DLTx. We're not exactly neighbors, but we both live in Puerto Rico. He's got a great team down there in Puerto Rico, as I mentioned, when we ran into each other at Blockchain week, and so forth, and DLTx takes a really different tact at doing what it does. I mean, there are companies that I love, like Hut, for instance, Hut 8. These ladies mine Bitcoin, hold on to it, borrow against it, and so forth. But you know, when Bitcoin hits the skids, that can really be a negative for the stock and you've seen how that plays out. Obviously, it works the opposite on the upside. When the upside is running, everybody's great, they're all happy and cheering, but your company doesn't really take on that same amount of risk. How do you do that?

James Haft: Right. So you know, when you focus on investments, there's only one equation that matters: the time value of money, right, and, and you discount, you know, using the interest rate, you know, how risky the opportunity is, and the less risky you can make it, the higher valuation you get, and that's how Wall Street works, right? And so we looked at where the risk points are in investing. So if you're investing just in the tokens, you're making a directional bet, you don't really know what the future was for those platforms, and you have no control and they're subjected just completely to third party and independent variables. We decided to to create a business around tokens, around the platforms themselves, and to use the activity of mining the token as the opportunity to build the network and provide the service that the protocol was meant to provide. So for instance, we mine Filecoin with the idea of being the largest provider of decentralized storage in the United States, in the near future. And we believe that decentralized storage is very important because, otherwise, you're subject to censorship, very much like in the last election cycle, Parler, which is a Twitter analog, was used by the right wing, and was shut down by the AWS service system, where they store their information on the cloud servers. And it's interesting because no matter where you stand on the political spectrum, you can't deny that that was censorship. And if you're American, and you believe in freedom of speech, whether you like the speech or not, people have the right to present themselves. And when we start to have third parties and private entities doing that censorship, it's just as bad as the government doing censorship. And so we need to protect each other and our right to communicate, and we think that you're going to owe it to yourself. The corporations, are going to be negligent, to the extent that they don't store their information in ways that is censorship proof. And the key way to do that today is is a decentralized platform like Filecoin. Filecoin is the leading platform for IPFS, which is the oldest and most trusted way to store information in a way where the person who owns the information never loses control and self-sovereignty over that data. Which means that no third party can shut down your access, as long as you're paying your dues to the system, as long as you're buying Filecoin. And paying the Filecoin, then the protocol, which is not a person, but it's an algorithm, the algorithm will give you access to information. And so we believe that you're going to open the paper one day, and you're going to see a mad rush to decentralized storage. And we think that Filecoin is going to be the main beneficiary of that, and we're going to be the largest producer of Filecoin in the United States.

Jon Najarian: And as you produce it, then, just like the other example, you don't just hold it and borrow against it. You're putting it back into the system, you're selling it back out, correct?

James Haft: Well, yes. When you buy a token, you're just taking a naked long position, right, and so we're not sure that that's the right way to participate in the market. We think it's much smarter to produce the tokens than it is to buy them. And specifically, we only focus in protocols where the token is already trading at 10 times what it costs us to produce it. So we’re starting businesses, which have 90% margins. Right? And people say, well, that's not possible, how do you know when you start the facility, etc., etc.? What you're not understanding is that we don't start the machines and then figure out what the margins are. We look at what the difference is between the price to produce and the the market cap, and we don't go into that market unless that arbitrage is there already. So the first thing is, we know what our margins are before we enter, and they're big, okay. The second thing is that producing the token itself is just a ticket to entry to providing the service. Everyone else is producing the token, but they're not providing the service. So basically, if the token goes up or down, that's the only play in it, and you're naked, if the token goes down. What we do instead is we're actually building, using the cash flows on the profit to build the capability to deliver the service that the protocol promises, in this case, would distributed hard drives. And what's interesting is that we're starting to take the classic capital markets techniques that we—you and I—both have known for years, and starting to apply them into crypto, and it's a decentralized world, because, in my mind, those markets are no different than the historic markets. And the people that are telling you this is different, and you have to reset everything, and you have to relearn, they're missing the point, because humans are the same, regardless of its virtual. If you're medieval, if you're Jewish, Christian or Muslim, it doesn't matter. We all have the same needs, we all have the same desires. And as you move from market to market and situation to situation, your needs stay the same. So the needs of the financial market, in crypto, are the same as the needs of emerging markets in China or of Wall Street for finance, finance in the United States. So what we're doing is we're taking the techniques that we've learned and applying them into finance. And then we're looking at how do we remove the risk from the system, so we're a better investment than the tokens themselves. So one of the most interesting things I've learned in emerging markets is I could go to Brazil, and I could fund a business that was brilliant, and it could perform much better than I expected, and everyone could be thinking we hit a home run in Brazil, and the exchange rate between Brazil and the United States could change and the value of the currency generated by the facility could drop and all of a sudden, a home run that's producing everything that was supposed to produce, in dollars, could be a big money loser and essentially be bankrupt, unable to pay back their dollar debt. And that's no different than how most people fund their investments in digital assets. They borrow dollars, Eth, or Bitcoin to buy a third party, a third alt coin, or other coins that they're functioning in, and then they produce it, and at the end, they produce this token. And if the value of that token is dropped, they can't pay back their debt, and they're out of business.

Jon Najarian: Yeah.

James Haft: So it's very expensive to borrow as one of those companies because the lenders want high interest rates, and they want over collateralization, because they're worried that you won't be able to pay back the debt because of a currency exposure at the end. So what we do is we borrow the same token that we're producing, and we pay back that token to the lender. So with Filecoin, we borrow Filecoin, who produce, essentially two Filecoin for every Filecoin we borrow. We pay back about 1.1 tokens back to the person that lent it to us, and we get about 0.9, essentially, for free. So our business model is based on how much can we borrow, and how much we can run through the system. And we're indifferent to what the price of Filecoin is, and how Filecoin or Bitcoin or Ethereum could vary against the dollar because our obligation is to return back Filecoin. And so this is a long term strategy to be producing Filecoin at a significant discount to market, so that we can fund and sell them on day one if we wanted to, or we can store them and keep them in anticipation that Filecoin is going to go up tremendously, with the understanding, furthermore, that we can reinvest to build out our, reinvest our own tokens to build out more stop lebaric others [unintelligible] use our own tokens to build the network. The interesting thing is that most people that you invest in today, they produce a token, public, private, and they then sell that token. They're not in the business of the protocol, they're just in the business of generating the tokens. What we've.

Jon Najarian: It’s going to differentiate them.

James Haft: So what we've realized is that the value of running the service in the long run will be significantly more profitable than generating the tokens. So we think people are throwing out the baby with the bathwater. We're looking to do, is take vertical interests in the new decentralized economy, and I'll explain that in a moment, and take these, so, here, Filecoin file storage, and basically, we're going to run a file storage network that's going to compete with, with Amazon Web Services, you know, with a Microsoft Azure. And we're going to be a cheaper alternative, where you have self-sovereignty of your data, and where you’re no longer at risk of someone ever shutting you off from your information. And we think that's going to be a growth area, and we know that it's going to be more profitable than just the mining activity, which is how our company and other companies are currently valued.

Jon Najarian: And so you do the same with, for instance, Helium.

James Haft: Yes.

Jon Najarian: With Helium, you're out there, you're working on the Helium, and you're basically the Wi-Fi, the distributed internet, if you will, through the Helium network. You're supporting that?

James Haft: So we're not yet in Helium, but Helium is one of the protocols that we would naturally be looking at. The idea is, structurally, to have all the required vertical support infrastructure that's required for future decentralized, digitized businesses. So you'd have money, that's Bitcoin, right? You'd have file storage that will be filed, that will be Filecoin. If you did IoT connectivity, that would be Helium. If you did internet computing, would be ICP, right? If you, wanted to do—we're looking at a distributed rendering, so you can deliver codecs, you know, for, for video faster and cheaper. And so basically, what's going to happen is that current business services are going to be modularized and then specialized in protocols, and we're going to have a portfolio of offerings, where we can invest in companies and then offer them the infrastructure they need to be a proper distributed network on the Web 3.0 future.

Jon Najarian: Amazing. Amazing and publicly traded right now, folks. I mean, the company is listed in Oslo. So it's a Norwegian-based company, but it trades on the STOXX 600, or it's part of the STOXX 600.

James Haft: Basically, we trade in Oslo on the Norwegian Exchange, which is part of Euronext. It's actually the largest exchange. They're one of the top traded shares in Oslo. Legally, I have to say that we're not directly available to US investors. We are available on the pink sheets, and there are ways to buy the shares through the proper channels, or call your broker and they'll have a desk, a seat. But that’s through, with my legal.

Jon Najarian: That's the disclaimer right there folks.

James Haft: There's my disclaimer. But we're available, you know, outside the United States freely to anyone that could type in DLTx into Euronext, which is basically the NASDAQ big board, globally, and we think will come to the US as a liquid opportunity over the next 24 months, maybe faster. We decided to be outside the United States because the regulatory regime is more certain outside the US right now, as the US is deciding what the proper way is to treat these digital assets. We respect the regulator's determination to take their time, but we felt that it was important to get started, so we started in Oslo.

Jon Najarian: Fantastic, and, I would think that this is going to be a very interesting way for people to participate in the digital markets without the same risks that some of the other protocols, tokens, offer, as well as stocks.

James Haft: I think that institutional investors are going to need to allocate against the new Web 3.0, decentralized economy. And right now there are very few assets that they can invest, so we've shaped our company to be the Kleenex for the tissue market, right? We want to be that first to market, regulated, secure, and calm and understandable business where you can have your allocation to the risk that you want to have, offer crypto returns to institutional and retail investors in a way that's transparent, regulated and liquid. And that's really our focus, is to be that flagship and proxy investment that you'd want to make as a family office, or someone who's more conservative and doesn't yet understand the digital economy that knows that you need that in your portfolio.

Jon Najarian: Beautiful. James Haft, chairman of DLTx. You'll be hearing more about this from us, and I imagine from a lot of other folks. Thank you, James, for joining me today from St. Moritz, Switzerland.

James Haft: Thank you so much. I really enjoy your show, enjoy you and glad to have you in Puerto Rico.

Jon Najarian: I'm glad to be there.

On November 3, 2022, the YouTube account of DLTx reposted a previously recorded video of DLTx's James Haft (Executive Chairman of DLTx) and David Johnston (Chief Strategy Officer of DLTx) talk with Kyle Ellicott, titled “DLTx Talks with Kyle Ellicott about El Salvador, Governments Buying Digital Assets, & More.” Below is a transcript of the interview.

Kyle Ellicott: Two, one. Hi, everybody. Welcome back to another episode as a part of our series as we cover and break down all that is happening in the DLT, or digital ledger, or distributed or decentralized ledger, technology, industry, you pick, we're covering it. And we're joined here, as always, by the co-founders of DLTx, James and David, who provide us their insights on what's happening, having been in this industry and created some of the foundational frameworks that are empowering this next evolution of the web as we refer to it as Web 3. I'm your host, Kyle Ellicott. James, a quick introduction to everyone who may be tuning in for the first time. James, real quick, I think we might have a small technical difficulty, but no worries. Welcome to the Web 3.0 area everybody.

James Haft: That’s when I sound most intelligent, with the mute on. So, hi, I'm James Haft. I'm the Executive Chairman of DLTx. We're a publicly listed company based in Norway, which focuses on finding, investing and developing the best protocols in the world based on distributed ledger technology platforms. And I'm joined here with my partner, David Johnston.

David Johnston: Hi guys.

Kyle Ellicott: David same.

David Johnston: So yeah, I'm excited about the industry. Been in it since 2012. And it's been amazing to see these protocols come so far from where they started, so, happy to jump in today and talk about what's happening with countries now and Bitcoin and Blockchain.

Kyle Ellicott: Absolutely, and that's exactly what we're going to talk about for the audience today. Earlier this week on September 7, 2021, we had a very historical day in the DLT industry, overall, and that is the day in which El Salvador the country went and put in place, the ability to accept, buy and also sell Bitcoin as legal tender throughout the country. And it was not necessarily a requirement for all, but it now is a legal tender throughout the country. We also had a number of other big announcements that came throughout the week, within about, I would say almost a 48-hour period, it seemed like September 6, Panama teased out some news. And then later on September 8, here we are on September 9 recording this, but on September 8, we had Panama come out and introduce publicly their crypto law, and what they are seeing as a draft to something similar to what El Salvador has done. And this, in Panama's words, is actually to focus on compatibility with blockchains, crypto assets, and the Internet, bringing in mentions of Bitcoin and Ethereum as those types of crypto assets that can be used as a legal tender for both civil and commercial operations. And to those not just based or living, but also those that are a part of the legal system in the Republic of Panama, which is a very big deal. And also the Ukraine, followed on September 6, in making, excuse me, September 7, as well making a big, similar announcement. And lastly, El Salvador also made huge purchases. So one of the first governments that we publicly know about to purchase BTC or Bitcoin making the first purchase of 200 to then 400, reports saw of a Bitcoin purchases, and even a little teasing out that the government bought the dip, as we saw with Bitcoin, coming back a little bit in its price point. But, now that we've got the context there, I know David and James are both excited to jump in. James, I want to kick it off with you. Why is this so important? Aside from it being a historical day in the first place, why is this so important and so impactful to the global economies as we know it? And James.

James Haft: So not to be contrarian, but I think it's significant as a moment in time and a set of events, but I'm not sure that it's the positive thing that we're really waiting for. So I think this is a little bit of a head fake, in a lot of ways. So from, from El Salvador's perspective, it's exciting, because as a third world nation, with absolutely no leverage in the global economy, you end up in a colonialist situation where you're dependent on the dollar, and you’re not able to run your own monetary policy, which is very constraining from a governmental perspective. So Bitcoin enables them, if they're not going to control the currency anyway, why not have a neutral, algorithmically driven globally accepted currency as opposed to one, that’s prime purpose is to support the supremacy of the United States. I love America, I love the United States, I love the US dollar. No problem with that. I'm just saying that as the leader of a foreign nation, I'm not sure that I would want to abdicate that much of the power and importance of my nation to be the tail of the dog of someone else's policy. And so I think it is important that they went to Bitcoin, and I'm very excited about that. I believe that this is going to be a trend. I think it's going to be inevitable that other people have to follow, and you'll get to the point where you need to do this in order to compete, just like previously, you needed to genuflect to the dollar to compete. However, I also think that this is, in a lot of ways, a control play by sovereign entities to take advantage of the increased traceability and data management that you can get from having a digital currency, which is related to the government. So, in El Salvador, you have a wallet, the government is registering your wallet, they know who you are, they know what you're receiving, they can see what you're buying and selling. That's not necessarily, you know, supposed to be the way that it works, for advantages to individuals, for participating in the decentralized economy. And so I think it's a step in the right direction. I think it will get people interested. I like the fact that it's based on Bitcoin. I'm a little concerned about what it means for personal liberty and for information. And I think that you need to be careful that, to the extent that we live in a surveillance state, that you're surrendering a lot of your independence in registering yourself on a formal platform like this type.

Kyle Ellicott: And I want to come back to that point here in just a moment. But before I do, David, I want to turn over to you, any additional thoughts on that initial question around the impact? And how this you know what all this means? And into some of James's points as well?

David Johnston: Well, I think it's just getting to a scale where, you know, governments for small and then large are having to come up with a policy, and even answer the question, are we going to use this as legal tender? The other thing I would point out is there are different ways to do legal tender laws. And it would be nice if the countries after this, sort of do it in a way that doesn't sort of force people, but offers it legal recognition, and clear recognition as a legal tender, as opposed to sort of forcing people necessarily to accept one product or one platform or one wallet or one way of using that currency. You know, I think that's sort of ripe for a lot of corruption and abuse. And now everybody's running around trying to get the monopoly on each country's way that their citizens can go through these recognized platforms, sort of to echo, some of the reservations that James is pointing out. I think it's generally a positive, and other countries are going to say, oh, okay, this, this makes sense, you know, I want a globally neutral currency that I can use that isn't controlled by somebody else, and I think that will apply to a lot of countries. And honestly, the biggest beneficiaries are the people of those countries, right? To be able to opt out of an inflationary policy and all of the sudden, finally have an option to even have one more option. I mean, it's great to see people are also listing Ethereum, right? It could be two or three or four. The more options people have, they can start to think, “Okay, where do I really want to hold my money?” You know, I, in my old office had three posters full of failed government currencies, most of them printed in like the last 30 years, right. I mean, a Belarusian squirrel money was my favorite. They've had three currencies, since the fall of the wall, right? So we take for granted, in the US and Europe, that currencies last and there's only 5 or 10% inflation every year. Like for most people in the world, they don't have that luxury, right. And so it's great to see that optionality starting to come out.

Kyle Elliott: Well, and speaking of optionality, James, James.

James Haft: It's also important to notice that there is significant cost behind the dollar system and to being on the dollar banking system, and that one of the largest sources of capital to countries like El Salvador are remittances from the first world of people supporting their families and sending money. And the rates that people pay to send their money back, first of all, incredible compliance, difficulty and invasion of privacy. But on top of that, fees that go up to 20, 25%. So, El Salvador is going to benefit to the tune of more than $100 million of saved fees for money that's remitted globally back into El Salvador, which is, you know, overnight, a huge improvement of their economy.

Kyle Ellicott: Absolutely, we saw headlines, and I'll make sure to put the link in for everyone to read, but I think it was Western Union could see hundreds of millions of dollars, the number I saw on the headline was 400. Again, I'll fact check that for us. But about $400 million loss due to this shift and change. So it's not just on a citizen or a governmental level, this impacts businesses and the financial institutions to both of your points as well. We haven't even gotten into the technicals, as you know, David, we were speaking a little bit offline, before we jumped on today, about, you've got Bitso, who is going to be helping to facilitate the remittance on the back end right now with US dollar, and working with the partnership, Silver Gates, as the back end bank, so now you've got new institutions, new players, and new companies in on this game as well replacing that old. Any, any thoughts, David?

David Johnston: Well, and just to speak to that 400 million, I mean, that's four hundred million that should be in the pockets of the people that earned it, right, and not the people that sat as a privileged intermediary in the middle, right? And so it's great to see all these new players coming in, because that's what's going to, that's the competition that's going to drive down costs, ultimately.

Kyle Ellicott: Well, and speaking of that, that competition on and optionality as both of you use that keyword, I want to kind of repaint the landscape. So this is, this is a big deal, as we've spoken about, it's a step in the right direction, but it's bringing Bitcoin into the picture. However, over the past year, aggressively, we've seen more activity around Central Bank, Digital Currency, so CBDCs, digital dollars respectfully in various countries. We also have stable coins of various sorts that countries are looking at, to bring into their ecosystems and other forms that are coming in. Are we getting to a point where there's too much optionality and or, you know, does this move paint, again, that first step into welcoming these others into our lives? And we'll we'll choose from there, David first, and then James. I already see James's mind thinking he's got a good answer. David, I'm going to start with you.

David Johnston: So I mean, honestly, I don't see any of the digital fiat stuff as interesting because it's still the same old monetary policy from the sovereign as you had before. I mean, to me, there are only two kinds of money, right? There are ones that are based on math and honesty. And there are ones that are based on violence and force, right. And so you’ve got to pick your consensus mechanism, and I personally, would focus on math and peace related systems as being much better serving of the individuals that use them, not just because they're not as inflationary. They're open. They're transparent. They're noble. And so whether you're a Bitcoin person or an Ethereum person, you know, you're way better off than holding Dollars or Euros or Yens because, fundamentally, you're opting out of that old legacy system.

James Haft: As usual, I agree with David. I would add to it that, you know, a lot of ways these digital currencies are Trojan horses. We've been fed a line that Bitcoin and digital currencies are more anonymous, more, you know, more prone to manipulation, more more prone to objectification, illegal transactions, etc., which just isn't true. You know, the most anonymous currency you can use is the US dollar, you know, and most illegal transactions occur in US dollars. So, you know, when you get to, the truth is that these digital currencies are highly traceable, and that they have the ability to carry a lot of metadata, you know, both in the transaction and in the ledger, which, you know, which could increase the power of the state to surveil what you're doing, and to be involved, which some people would say is the proper power of the state and other people would say, it's something I'd rather avoid. You're free to choose how you feel about it, but I think that we have to be careful to confuse digital with anonymous or digital with, you know, decentralized, right? And so what David and I are in favor of is decentralized peer-to-peer trustless, transparent, right? And what the authorities are more interested in is, you know, is in control and data and taxation, you know, and, and traceability. And so, I just think we need to be careful in confusing, you know, oh, we have a digital currency or whatever, what’s really happening, when we were talking about this at lunch with one of our investors is that these authorities are trying to make sure that they're part of the future development of finance, you know, as DeFi, and as FinTech develop, they're all going to be based on digital assets. And if your asset is not eligible to be put into a smart contract and to be managed electronically, then you'll know that your currency is going to be left behind from Ethereum, from a digital dollar, a digital Yuan, and the digital Euro, right, which are going to be trying to, to establish themselves, probably by legally and force to be the unit of account within FinTech products that are sold within political boundaries. So I think that you need to just be careful in saying, “Oh, we're digital,” and think that that means that you're going to have entered the next millennium, that's not necessarily true.

David Johnston: It reminds me of the uncomfortable fact that Afghanistan and the US government spent a lot of time the last 10 years, 20 years, creating huge KYC databases in Afghanistan. And now they're run by actors that have all that information, which might not be the best actors or have the best intentions [cough] Taliban. And so, you know, it's like, that's a worst-case scenario. Now, you've got 40 million humans with all that data subjected to, you know, effectively, you know, people that can be extremely malicious. And that's unfortunately, the reality for a lot of people in the world, and so I think that's a really important distinction that James made between just the sort of, “Oh, wow, it's digital now.” That can be good or bad, depending on whether it comes with, do we own our own identities? Do we own our own data? Right? Do we have controls of of the keys or somebody all else holding custody? You know, is the information private? Like all these are really fundamental humans rights issues, and perhaps is why Europe has done better on Blockchain than most regions because of GDPR presumptions about data ownership, willing to stand up to the tech companies, because they're not all based there, right? And so, you know, it's been interesting to see how this shakes out, but so far, it's been Europe, it's been Switzerland, it's been Norway, it's been these progressive jurisdictions that said, no, no, we're going to stick up for the little guy because we don't have a conflict of interest that is pointing us in a different direction.

James Haft: And that goes, you know, again, like back to El Salvador, and you know, what's happening and why it's important, you know, I would rather see systems that stick to the core tenets of the crypto world, the decentralized world, which is own your own data, own your information, own your own identity, right? And what I am concerned about and would like to see, modified in the way that these currencies get adopted or allowed or acknowledged in—politically and in jurisdictions—is I would rather see decentralized systems where individuals are given the keys to their data and given the keys to their identity, given the keys to their value, and then can choose because governments change, but the people don't. And so if you set up a system that's permissioned, by the government, anyone that gives you permission, can take that permission away. That's the definition of power. That's how it works. So if we set up systems that depend on the government, you leave yourself open to the manipulation of by the next government, by the next person that gets that information. Could be the Taliban, it could just be the Republicans versus Democrats, God knows, but you know, someone is going to inherit that, that's not you. That gets back to the original reason of why we created crypto, which is to own your own data by owning your own keys. And so if we empower the individual and give them wallets that are decentralized and let them hold their information, their value, you know, and their identity personally, then they're indifferent to how the government changes, and they're not at risk to the dangers of these honeypots of value.

Kyle Ellicott: That's great points. And I want to kind of come back to the El Salvador-Panama-Ukraine example. I mean, getting both of your opinions. You've been in this industry for a number of years since its foundation or beginning in many cases and seeing this evolve and seeing this as that next phase as we bring ourselves into a bigger, broader digital economy, or as we spoke about last week, the metaverses that we'll be living in. Do you have a prediction as to who or whom, or a region that might be next to do something similar to those that are we're seeing in Latin America right now? David, you're thinking first, so James, I'll come down to you.

James Haft: So, you know, I think that freedom means nothing left to lose, right? So I think you're going to see countries from the third world before countries in the first world and, you know, you're going to see the unbanked be approached. I also think you're going to start to see this happening from the ground up. The truth is you don't really need the government's permission to do this, right, and that's the whole point. And so as long as we're sitting around waiting for the governments to do it, I think we're looking at the wrong game. I think we had our head turned in the wrong direction. The real question is, how is humanity organizing itself along the new lines, where we can communicate and transact, and exist, you know, in ways that enable us to avoid being treated as, as the raw material for other people's businesses, and really go back to entrepreneurial self-determination. And, you know, and to reorganize ourselves in ways where we get away from all the prejudices that are out there that are causing the divisions, you know, in the world, so I think that that this whole idea of decentralization is the answer to the polarization that we're suffering from right now.

Kyle Ellicott: David, anything to add?

David Johnston: No, I think that's a great framework to think about this is effectively a once in a lifetime sort of shift from these old legacy systems—you can call it a new accounting system, you can call it a new consensus method—but you know, it's moving us into this new era, and this is a really time to focus, and put your head down and say, you know, this is the time to get it right because we don't, we don't have this opportunity, this reset, very often that $100 trillion, is going to move from that old system to this new system, the next 10, 20 years as we move, stock markets, and real estate and currency and everything into these new systems, you know. It's far enough along at this point that everybody can see, once they've really got their head in the sand, that this is inevitable, right? It's the Internet 1997. Yeah, they're only 50, 100 million users. But one day, eight billion people will have access to the internet, so I think we're at that pivotal point, and so I just try to keep as focused as I can, because you know, this is the time where we can make those outsized impacts, and it all comes back to those fundamentals of peer to peer open source, Blockchain based and tokenized systems really sort of changing the game.

Kyle Ellicott: Wonderful. And as we close out, thank you very much, David. As we close out, James, any closing thoughts on today's subject or otherwise? And then of course, where can everyone find out more about DLTx, along with yourself and David?

James Haft: Well, first, I actually don't have any closing thoughts here except, you know, to encourage people to volunteer themselves into systems where they can own their data, own their information and own the identity. And that by the force of your own activity and desire, you know, you can bring a change to the world by entering this essentially parallel universe that's being formed. As usual, we get the softball question. If you want to learn about us, please come to dltx.com. It's where we show all our information, and you can learn about what we're doing. We're a public company, and we hope that you'll find us interesting as a possible investment.

Kyle Ellicott: Wonderful, and David, James, thank you both, as always, and to our audience, thank you, as well, for tuning in. As James mentioned, do check out dltx.com to learn more about both David, James and the rest of the team and the company as a whole and what they're up to and the distributed ledger technology industry as a whole. I'm your host today, Kyle Ellicott, we’ll be posting this video shortly and we'll include some of those links. Everyone have a wonderful day and we'll be back here next week with more. Take care.

James Haft: Thank you.

On November 3, 2022, the YouTube account of DLTx reposted a previously recorded video of DLTx's James Haft (Executive Chairman of DLTx) on the BlockHash podcast with Brandon Zemp, titled “DLTx Chairman James Haft on the BlockHash Podcast.” Below is a transcript of the interview.

Brandon Zemp: Hello guys, welcome back to BlockHash: Exploring the Blockchain, another episode with your wonderful hosts. Episode 261. We're surely getting up there. Today, we have James Haft the chairman for DLTx on the show today. Also the emcee coming up for Expo crypto and a number of other things that we're going to talk about as well, and we'll get into it. James, welcome to the show. How are you doing, man?

James Haft: Thank you. Thank you for having me. Wow. That's, that's first of all, I love the intro. You know, impressive 266 shows. Congratulations, man.

Brandon Zemp: Thank you, thank you. Well, we go all out. So full animation, everything we can do. I believe it has some stuff scrolling on the bottom as well.

James Haft: We can work together.

Brandon Zemp: Perfect. James, tell me a bit more about yourself. I'm sure the audience would love to know a bit more about your story, how you got into this space, what your journey has been like, up to now?

James Haft: Yeah, I love the entrepreneurs journey story is always fascinating. Let's just start backwards a little bit. I'm the chairman of DLTx, so DLTx.com. We are the only publicly traded company, globally, whose primary business partners are protocols as opposed to individuals or businesses. And, you know, we think this is the business of the future, is doing business against algorithms, because you know, what the outcomes are going to be. And what we're doing is we're using the reward structure, from Bitcoin from Filecoin, from Helium, and from Pocket, which is how information is relayed around the internet. And we're using the reward structures of the protocols to actually pay for the development of the networks, which over time, while people are valuing the mining as being an activity now, we actually think that the valuable activity, both economically and politically, socially, and for mankind, is the creation of decentralized networks for people to transact in a peer-to-peer, decentralized manner, and for that to happen, you have to build the pipes. So DLTx is using the protocols to build the pipes, you know, so very much like in the internet age, when you had to build the fiber optics, and everyone made comments like each fiber could carry all the traffic in the world, “why do we need thousands of fibers?” And now we know why we need thousands of fibers. It's going to be the same thing in decentralization. Decentralization process and crypto, and Web 3 is going to be bigger than the internet and when transaction starts to move over there and scale over the next five or six years, you know, we think this is a very valuable activity. My background is an investment banker, in focusing on emerging markets, focusing on Asia and Latin America, where I was one of the first bankers focused in the US, in Latin America and Asia. And I moved out to Hong Kong in 1990, and was lucky enough to take public the first company in China to list on the New York Stock Exchange. And so I learned back then, that you could take an asset, which was difficult for legal and other reasons, and make it available in another market where people desire it, but were being stopped by the regulatory environment. And what was interesting was that back then, it was illegal for Chinese to sell assets in the United States, and it was illegal for Americans to hold Chinese assets. But both SECs in China and United States wanted us to find a way to list Chinese companies on the New York Stock Exchange, because the New York Stock Exchange wanted to maintain its, you know, its dominance in the global stock equity arena. So we found a way basically by taking the stock of the Chinese companies and putting them into a BVI Company, which was perfectly fine. The British and the Chinese had a great relationship back then, and then taking the assets, the shares of the company in the British Virgin Islands, and we put that into a holding company in the United States. And then we listed the US Holding Company, which was the holder of the BVI assets, which was holder of the Chinese assets, and we listed that on the New York Stock Exchange, fully regulated, approved by the SEC and China and the United States. And so while the newspapers were saying you couldn't do this, both countries actually wanted to do it and found a way to support the transaction. And I've been using these types of, really, tokenization processes over the last 30 years to create liquidity in assets that people want to invest in, but where it's still a greenfield and where the the methodology of how to access, the opportunity hasn't been fully defined. I've been honing the the tools to create liquidity in those types of assets. And now crypto fits perfectly into that asset to me, crypto and Web 3 is just another emerging market. It's just not defined by countries, and so, you know, in the meantime, I went through, went through the internet age, the cellphone age, the wireless communication age, you know, then the e-commerce age, and then we got to crypto in like 2015. And I realized that crypto was, that the idea of decentralized transactions was going to take over. And that was more important to me than crypto or Web 3. And that's why our company is called distributed ledger technology because distributed ledger is actually the operating business underneath, operating protocol, underneath all the the crypto Web 3 opportunities and our business is to make, is to create those, those platforms. I was lucky enough in the middle there to realize that I didn't know enough people and it didn't know enough about crypto—it was 2015—sounds like it's early, but it was late if you were an OG. And so I realized that in order to learn more, I got to get people around me, I got to surround myself with people smarter and more educated and more networked than I was, so I formed something called CryptoMondays, which is something we formed in 2017. And now it's a very substantial global network of people that meet on Mondays. There's no business model. No one's making money. It's completely decentralized. I literally flew around the world having drinks with people on Monday nights, convincing them that they should be the head of CryptoMondays in their town, and now, we're in about 70 cities, in about 30 countries, about 50, 60,000 followers around the world. It's very active. It's completely decentralized, which is you know, what I believe. I believe we're successful when we can leave the room and other people's energy take over, you know. And so that's what's happened in CryptoMondays. And that's, I guess, a long winded background of how I got to where I am.

Brandon Zemp: Yeah, it sounds like quite a long background and sounds like you've been in the space for a very long time, too and have seen quite a bit. How do you see Web 3 emerging? You know, well, it's already started to emerge, but how do you see it evolving from here, going from the simple use cases and what we're doing now and, to, all the things we hope it'll solve and be in the future in this decentralized world we want to live in, and then how does DLTx and some of what you do hope to fit into that?

James Haft: Cool. In one minute or less, right? So, you know, my, I believe everything's fractals. Everyone tries to make everything be different, but the truth is, it's just people are the common element between all the different activities. So, you know, Web 3 is no different than crypto, is no different than the internet, is no different than ecommerce, is no different than cell phones. It's no different than the cell phone or the buggy whip or the automobile, right? As long as you have to explain the technology to people, it's not going to be mass adopted. It's not even going to be relevant yet, right. And so what I see with Web 3 is, as long as we have to call it Web 3, it's not going to be valuable, right? What's valuable is when your phone does cool things that protect you and give you self-sovereignty and give you control of your information, of your identity, of your value, of your relationships and your communications. When your phone can now deliver that self-sovereignty, people will gravitate towards that, because it'll be faster, cheaper, they'll get compensated for doing it, and it'll be more secure. And so you'll find people—like electricity will flow to the path of least resistance—and Web 3 isn't going to take over. And crypto isn't going to isn't going to replace fiat. If you know, until you, you no longer need to think about the technology or give it a name. If I need to know what protocol I'm on, or if I need to know any acronyms, or if I need to move from one wallet to another wallet and keep changing screens to get things done, it's not going to be mass market, right. And so what I see now is we're really in the early stage, we want to think that we've gone so far and there's been two crypto winters in the last four years and, you know, look at what happened in the last three months, et cetera, et cetera., and you have to realize we're just so early in the process. Nobody is using these products yet, on a scale basis, and honestly, the killer apps haven't even been introduced or thought of yet. And the killer app is what drives the adoption, so when the killer apps come out—and I think the first one will be social media, honestly, and communications, before even finance, as a mass market app, you know—then when those when those killer apps start to evolve, that's when you'll see demand to pull. That's where you see what will you take for granted, the features that are provided by distributed ledger, you know, opportunities, and that's when you have mass adoption.

Brandon Zemp: Yeah, I think it's definitely an understatement to say how young and early this space is, you know, if you just want to compare it to like the early internet, you look at the users in this industry, it's like equivalent to how many users were in the early days of the internet 1998. And you look at how many companies are in this space, and how many didn't exist after 1998, and, you know, how long it took for Amazon or Google to, you know, have a foothold and become what they are today because they had competitors. They weren't the first to do what they do, you know, in their industry. There's so much growth left and so much happening, and I think that's a big part of the excitement. I'm sure you see that as well. We're just at the tip of the iceberg, I think, of what's about to start happening,

James Haft: Right, but to go back to, again, how everything's the same, right? You, all your examples were like these modern, you know, recent companies. The Fortune 500, half the companies of the Fortune 500, you know, from 15, 20 years ago, don't exist anymore, right? So it's just a myth that the dollar is the dollar, or that the United States is more secure, you know, or that, and, or reliable, you know, or that, you know, that a company’s a company and if it's on the New York Stock Exchange, it's, you know, it's forever. These things are just not true, right. And so, you know, the real thing that we need to do in education is to get people to understand that you're fed a whole concept of what's around you, by people who want to preserve those power structures. And so what decentralization is about is taking away the activity and the need away from who owns it now, and giving it back to the people so that the platforms start to serve the purposes of the people, as opposed to the capitalists. And I'm a capitalist, and I love profits. And, you know, I think that, I love incentives for profit, but we've just gone too far, the pendulum swing of too few people holding the power, and then those people acting in ways that put us at risk, and endanger us, for the mere purpose of them having more profit. And there's another world coming about in the decentralized world, where we can all share as individuals in the value that we create in our systems, and we can rely on them better because the people who run the system are us, and people who have the same interest as us, not people who are adverse to our to our safety and wellbeing.

Brandon Zemp: How do you think we further educate and teach people about this industry and get them more involved, but also help them understand the potential of where it can go and what it can do? Because it's not like you can go to university and get a four year degree in Web 3 or Blockchain yet. Like, there's some certificates and courses out there, but it's not enough, like, you have to be in the space and really have the, the hours put in to actually understand what's going on and what you can do?

James Haft: I think it's no secret right now, that the high schools, and the colleges don't, and even the graduate schools, don't teach what you need to know, to succeed. That they're stuck in the old adage, if you give a guy a hammer, everything looks like a nail, right. And so you have, you know, 60, 70 year old professors, teaching, you know, John Keynes and things that they learned when they were 30 years old that they've been teaching over and over again, you know, and so, I do think that the educational system needs to change and to start to focus on the knowledge that people actually need. The generation of 15 year olds, to, you know, to 30 is learning as fast, as you know, is learning very fast. And when you go to these, the industry, it's, it's remarkable, you know, the amazing young people that have figured this out for themselves, that are creating their own, you know, their own reality, and are communicating to each other and forming communities and building in those communities, interesting solutions and platforms, very much like yourself, Brandon. You represent that class, you know, my sons represent that class, and you know, you guys are smart, and you see it better, and you're not, you're not looking at the world through the haze of someone. I'm 60. And, you know, I try very hard to be young, I try very hard to be on the cutting edge, but the truth is, I've been indoctrinated also and it's—I need to fight through that phase—and the younger people, they don't have the same, you know, the same disadvantage, right? A lot of times it's like in the tech world, a guy that has legacy technology has a vested interest in that legacy technology and doesn't want to change it. So it can’t offer the cool new stuff because he doesn't want to rip out all their computers and do the creative destruction. So a startup comes, has cooler and more interesting platform, is better equipped to deal with the modern opportunities and eats the market share and becomes the unicorn. And so that's really happening across the board. So, I think that the way that this has to happen now is, “Hey, I do think the educational change has to happen.” I think peer-to-peer learning is going to become more important, but also, to go back to it, again, fractals. It's the killer apps. If as long as you have to tell people about the technology, as long as you have to educate them, they're not buying it, and they're not using it, right. It's got to be that it looks like everything else on their phone, but it's faster, cheaper, more secure, cooler, and it has, you know, the Steve Jobs magic, and then all of a sudden people are are gravitating towards it, and then it becomes a norm, and then it becomes a paradigm shift. And I think it's going to be through killer apps.

Brandon Zemp: Yeah, I think we need a Steve Jobs in this space that can, you know, develop some of those killer apps, develop that iPhone, you know, kind of synchronize a lot of what's happening make it more usable and sellable.

James Haft: Well, I agree with that somewhat. The problem is that the search for Steve Jobs is the cheap way out, the centralized solution, you know. We're being disappointed over and over again by the people who are the leaders in the crypto world. What’s happening is people see that as the failure of crypto, the federal decentralization, very much like they see the failure of you know, Celsius and Three Arrows Capital and whichever one failed today, and whichever one's going to fail tomorrow. But the reality is, those are actually supporting the argument of decentralization and peer-to-peer distributed ledger technology because all those entities are centralized. The decentralized are not failing, right? The ones that are failing are the ones where there's a profit motive that's held by an individual or a group that is not the community. Where the community's assets are put at risk for the profit motive of the few, and so, that's really what we need to get away from, for things to work.

Brandon Zemp: Yeah, you make a good point with that. Maybe we just need like a decentralized version of Steve Jobs. I mean, Satoshi was kind of like that, in a way.

James Haft: No, but Satoshi stepped out of the way and built the system, like I said earlier, where it defined, its success that he didn't need to be there, right. And we need to get away from the search for a hero. The search for hero is, is the cheap way out, right? It's the, “I don't need to do the work because I found that guy, I'm going to go to my beach house and sit on the chaise lounge.” And that's where you become vulnerable, and I do think that's one of the changes that needs to happen in this decentralized world in the future. So I do think we need to teach people to take responsibility for themselves, right, and I think that that's really a problem right now.

Brandon Zemp: I agree. I think that makes a lot of sense. You know, one of the biggest issues with decentralization is the lack of ability for people to come to consensus and maybe that's the crux of the problem. It's people, you know, not, you know, having more faith in what they can do in themselves, but also wanting to work in a collaborative manner. Whether it's centralized or decentralized, to be honest, but that is a huge reason why, you know, certain things don't improve as quickly as they should like Ethereum, for example, the foundation is an eff-ing mess, it's terrible. Because they can never agree on what to do, you know, push the protocol forward. That's probably going to be, yeah.

James Haft: That's a perfect example of what I'm talking about. The technology sucks, right? And, and it's tremendously successful. It's the most successful of the malleable protocols. And why is that? Because they have community. Community and attention and killer app, which EVM is the killer app in that area, right? That's more important than the technology. The best technology does not win. The technology with the most people using it wins, right, and so what Ethereum did was they came out first, they caught people's attention. Then they got a, you know, a network and community of programmers. They have a bunch of crazy evangelists running around, you know, spouting out their love 24/7, and they've convinced all the other L2s that they need to somehow marry themselves into the EVM, so they've actually become, you know, the problem, is it’s centralized, right? The truth is that Ethereum is centralized. And the move to L2 you know, Ethereum Two is actually even more, you know, centralized. So, what does that say?

Brandon Zemp: Yeah, it's a hurdle we need to get over in this space, I mean, getting to true decentralization, you know, the closest thing we have to that, to be honest, is Bitcoin and Bitcoin’s not perfect, it's not the best thing out there, but it works, and it's proof that decentralization works. And I have faith in the industry, you know, we'll get there at some point, it's just a matter of time.

James Haft: I have faith in the people, not the industry. I do not have faith in the industry. I have faith in the people, right, and that's the whole change we need to make. We need to look down through and get the people involved and get people with aligned self-interest to create platforms that support their own activity, and that's really where we need to go, but it's going to take effort, and it's not going to be a smooth transition.

Brandon Zemp: Absolutely.

James Haft: That's where DLTx comes in, right? Because in order for all this to happen, the one thing you need to have is pipes. You need to have decentralized storage, decentralized money, decentralized bandwidth, decentralized relay—how your information moves around the internet—decentralized rendering, decentralized compute, decentralized identity, right, all these things are going to have platforms to come. And what we're looking forward to is creating these networks that can support those transactions because remember, in the last election cycle, Parler, became very popular, very fast and somehow they went off the air overnight, because one person, you know, at Amazon turned off a switch, right. And so after that you now know, as a corporation, as a government, or as any other entity—a bank—you now know that you can no longer claim that you didn't know that someone separated you from your data, that your business would be dead, right. And so now you're actually negligent if you leave your information on a centralized repository, that you don't control the keys to your own data, and someone else can turn off your data because they don't like you, so if the US decides they're upset with El Salvador, right, or if Mexico decides they want to go on Bitcoin and the US wants to punish them, because the US has shown through the interaction with Russia, that it will use the dollar as a military weapon, right. And so now you're on notice, if you're any country in the world, I mean. I think, unfortunately, the biggest upshot of, you know, of what happened in Russia, is that other countries are going to now know, if they do something adverse to the US, they got to sell all their dollars first. And it's pretty easy to think about who I'm thinking about first, you know, without getting into politics here. And so I think that we, as individuals have to protect ourselves. I think countries have to protect themselves. I think that enterprises have to protect themselves. And I think that's where decentralization starts to become that safe harbor.

Brandon Zemp: Absolutely, I'm starting to feel the Expo crypto is going to be really, really fun. We have conversations like this all day long for two days straight.

James Haft: I'm going to take you there. I'd like people to talk about the, you know, the interesting stuff. I don't do crypto for money, right. We're going to make money my company is, you know, we'll be profitable. There's a huge opportunity, a lot of blue ocean in front of us, but the reason I do this is because I know that it's easier to be, that I want to be in a growing market, and I know that this is going to be the fastest growing market in the world, is going to be the shift for information, value, relationships, and identity to move towards decentralized platforms. And, you know, I want us to be the flagship investment for people who want to invest in public companies, who could basically look at us as AT&T, or Comcast, or Amazon of the future, where we're going to have a stack of capabilities, and that as people build their apps, and as the killer, killer apps are developed, they're all going to need, you know, to use currency, bandwidth, file storage, and relay rendering, and compute, and that, you know, that this is where there's growth. And when we're talking at XPOCrypto, you know, we're bringing down all the companies that we know, and we have the organizers, and I have deep and wide relationships, and we're going to be up there talking about the future, and why it's important, and how you can participate, and why this matters. And I think the most important thing we can teach, you know, and get people to talk about is why this matters in real world terms. Why you need to protect your identity? Why you need to have some if not all of your value, you know, held in a way where you own the keys to it, you know, because even if I'm wrong, you know, if, the way I put it is if you don't have partial, crypto and non-fiat as part of your portfolio—let's say 10 to 15% at minimum, right, I think—you know. If I'm wrong, you'll lose 10%, you'll be upset, but you'll be fine. If I'm right, that 10% is going to be worth much more than the rest of your portfolio and if you don't have that 10%, you're going to fall behind. You're going to be standing still while everyone else is on a bullet train, right, and you can't let that happen to yourself, you have to protect yourself, and that's, I believe, the easiest and most logical reason to tell people that they need to come into this asset class.

Brandon Zemp: Absolutely. I have a lot of thoughts on that. We're running short on time on the show, but just quickly, I think for a lot of people, they agree. I think they're starting to really come around to the benefits of a decentralized world and everything that means, like, what does that entail? For them, it's difficult because the legacy system still makes it difficult for them to fully take advantage of it, like for example, like he wants to get a ride to work, it's far easier to use Uber than it is to try and find a decentralized solution. It doesn't exist yet. You want to get a loan, getting a loan, through DeFi is doable, but it's not always practical for everybody because a lot of it is collateralized lending, and they don't have full dowel backing or something like that yet, and you know, those things are coming. But there's some things that hold people back from getting into this space still, and it's going to take some time to, you know, get the legacy system more interconnected. Having more on and off ramps, I think, is going to be very important. Staying connected and stable coins. You know, interconnecting certain industries a bit more— insurance, real estate, banking. You still can't spend most of your crypto anywhere you go, I mean, there's a few options to do it, but if I own a bunch of Bitcoin, or any crypto for that matter, I can't go to Starbucks right now and get a coffee still, so there's a little hurdles and things of latency that makes it a little difficult, I think, for people to say, “Okay, I'm going to go all in and go fully decentralized,” because I don't think they see the path forward yet. So the people in this industry, when I say industry, I mean the people—I think the people make the industry—there needs to be more done, I think in bridging some of those things.

James Haft: Yeah, I agree with that, you know, but you have to understand that the people that are in power now that have nice salaries and nice cars, and beautiful country houses based on the current system, they're not going to open the door and put out the red carpet for you to have a different system, where you have control, you know, they need for you to think that they are relevant, right, and they're going to fight tooth and nail, you know. Unfortunately, what it comes down to is, you know, almost violence, and then how you're held there, you know. If want to take your money out, tough, you can't do it, you know, there's a fee to do it. It takes time, I need more information, I mean, why do you need all this information, you know, et cetera, you know, and then I need the reason why you're doing it, as if that was their business, right. And so, I think, if I, if I have like two more minutes, I have a little parable.

Brandon Zemp: Go for it.

James Haft: So, I mean, you have to understand the historical reason of why all this is happening. And again, going back to fractals, so hundreds of years ago, we had man running around, disorganized, you know, and chaos, right. And humanity started to realize that they needed to cede some of their authority and responsibility to centralized third parties who could organize the rules that would form the social contract for how we deal with each other. And that happened with states, nation-states were formed. That happened with autocracy, they gave power to, you know, to autocrats to monarchs. That happened with currency, we surrendered, you know, control to the monarch, who had the control of the currency that then use that as the way to tax. So we agreed to taxation so that we can support the military and other centralized authority and police, and we brought around the, you know, the post office, we brought around religion, right? We brought out educational systems, and all these different systems were based on the idea that a centralized authority knew better than us, that would make the rules and we'd all agree to comply. Those centralized authority started to realize across the board—religions, and governments and military, etc.—that they only had power if they were given the power and supported by the population, and they started to get worried that they would lose that support. So they all start to threaten people in different ways, like religion threatened you with excommunication, right, or other, you know, even nastier things that they used to do in the Middle Ages, right. The monarchs became, you know, away from benevolent towards, you know, rule-based and violence-based rule with, you know, with forced seizure and control of your activities. And education, if you don't go to Yale or Harvard, etc., then you're not worthy than the school, what school did you go to and why did you do it, right? Across the board. I’m an American because I was born in America, so I better pay my taxes and if I want to leave, I better be willing to pay 10 years, etc., right, and so, you know, people these all these different systems have realized that they that they need the people and that they've lost the concept of using incentive to have people hold them in there. And they've gotten to the point where they can only use violence. They can only use a threat to keep you, and it's very much like the computer, how, in 2001: Space Odyssey, you know, the computer was supposed to protect the astronauts. And then the computer realized that to do its job, it had to have the control of the astronauts, and it realized the astronauts were starting to tap the computer, so the computer—it’s a famous scene—where, you know, they're outside, fixing the ship, and they need to get back into the ship. And they say, “Open the pod bay door, Hal,” and Hal says, “Dave, I can't do that,” right and that's our governments now. That's our religion now. That's our political system now, right? That's our military's now, right? It's our police now that aren't getting along with it with the population, right? And so what we're seeing now is what comes next? How do we disentangle? How do we now create a social contract that's not based on having given the authority to someone else that now has an adverse interest to us, and is using violence to hold us in, or threats of violence, to hold us into accountability? And so I think that that system has come to and is coming to an end, and that distributed ledger and, you know, and all the disintermediation and peer-to-peer, distributed ledger things that we're doing, are really, they're not the answer yet. They're just the beginning of the answer. And Bitcoin and decentralization are not causing the changes. The needs of humanity are causing the changes, and they're reaching out to these tools, because they're the best answer, today, to solve those problems. And so again, people tend towards the least resistance, they tend towards light at the end of the tunnel. And that's what's happening right now with decentralization.

Brandon Zemp: Yeah, I think that's a good overview of what our world looks like today and the entanglement that we kind of live in that's entrapping us and making it difficult to branch out into this new age that I think we're moving into. We're definitely at the end of the show here. So we're going to wrap it up. James, did you? Or where are you on social media? Where can people find you? Do you have a LinkedIn? You do have a LinkedIn.

James Haft: I have a LinkedIn. First of all, my company is dltx.com. The company is the representation of my vision. I have fantastic partners at the company who are better, faster and smarter than I am, who represent my whole idea that is only successful, you know, if I can, if I can step back and have better people than me be excited to keep it on, so dltx.com. Please watch we're doing and then I’m jfhaft on almost all social media, on Twitter, on telegram etc. So jfhaft is my handle if you want to follow me, and then on LinkedIn, you can see what I'm doing in terms of business on a day to day basis. And XPOCrypto.io, September 6 through 11th is the VIP week and the ninth and the tenth is the actual conference, and if you want to see me, I'm going to be on the stage the entire time. I'm going to talk less than I talked here, and you know, and create an opportunity for a really fantastic group of people who are as passionate and more passionate than I am about what they're doing, and who are really going to give everyone the opportunity to learn in an environment that is inclusive, and makes no assumptions about who you are what you need. This is really a movement that's open for everybody.

Brandon Zemp: Awesome, guys. Go check out DLTx. Go check out James. Keep a close eye on what they're working on. They're doing some fantastic stuff. They'll also be at XPOCrypto. So make sure you go to XPOCrypto.io Get your ticket show up. It's going to be fantastic. We're all going to have a lot of fun in September here in Medellín. James, emcee, Chairman, so many titles, so many things. Yeah.

James Haft: The most important one is father.

Brandon Zemp: And father. James, thank you for taking the time to come on the show. Fantastic episode. Let's talk again soon.

James Haft: Abrazos.

Brandon Zemp: Alright, chao, see you.

About DLTx

DLTx ASA (“DLTx”) is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3.

Learn more at https://www.DLTx.com

About Blockchain Moon

Blockchain Moon Acquisition Corp, a Delaware corporation (“Blockchain Moon”) (NASDAQ: BMAQ, BMAQU, BMAQR, BMAQW) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On October 15, 2022, Blockchain Moon, announced that it executed a Business Combination Agreement (the “Business Combination Agreement”) dated as of October 14, 2022 with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx, to acquire all the Web3 assets of DLTx, listed on the Euronext Oslo (DLTX.OL) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Blockchain Moon seeks to capitalize on the extensive experience of its management team, board of directors and advisors who are both blockchain industry investors and entrepreneurs to pursue prospective targets that are high growth businesses in blockchain technologies in North America, Europe, and Asia. Blockchain Moon is led by Chairman and Chief Executive Officer Enzo Villani, Chief Financial Officer Wes Levitt, board members, John Jacobs, Michael Terpin, David Shafrir, James Haft, and special committee members, John Hopkins and Carl Johnson.

Learn more at https://www.BMAQ.IO

Important Information about Blockchain Moon and Where to Find It

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) the inability of the combined company to implement its green mining strategy by entering into agreements in the future to acquire energy at its target price and power uptime; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that DLTx or the combined company may be adversely affected by other economic, business and/or competitive factors; (12) the inability to obtain financing in connection with the Business Combination; (13) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (14) the risk that the transaction may not be completed by the Business Combination date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (15) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (16) volatility in the markets caused by geopolitical and economic factors; and (17) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the combined company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.